DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02012998

NO ACT
P.E 12-3-01
1-14965

January 15, 2002

Act 1934
Section
Rule 14A-8
Public Availability 1-15-2002

Robert W. Reeder
Sullivan & Cromwell
125 Broad Street
New York, NY 10004-2498

Re: The Goldman Sachs Group, Inc.
Incoming letter dated December 3, 2001

Dear Mr. Reeder:

This is in response to your letter dated December 3, 2001 concerning the shareholder proposal submitted to the Goldman Sachs Group by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated December 19, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Mr. Damon Silvers
Associate General Counsel
AFL-CIO
815 Sixteenth Street, NW
Washington, D.C. 20006

SULLIVAN & CROMWELL

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE

December 3, 2001

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Attention: Chief Counsel, Division of Corporation Finance

Re: The Goldman Sachs Group, Inc. --
Rule 14a-8 Shareholder Proposal
by the AFL-CIO Reserve Fund

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), on behalf of The Goldman Sachs Group, Inc. (the "*Company*"), we hereby request your concurrence that the Company may exclude from its proxy statement (the "*Proxy Statement*") for its 2002 annual meeting of shareholders the shareholder proposal (the "*Proposal*") and the statement supporting the proposal (the "*Supporting Statement*") submitted to the Company on behalf of the AFL-CIO Reserve Fund (the "*Proponent*"). The proposal relates to the adoption, implementation and enforcement of a code of conduct governing the independence of the Company's securities analysts, including a ban on ownership of covered securities, involvement in underwriting sales teams and linkage of compensation to the financial performance of the Company's investment banking division. A copy of the Proposal and Supporting Statement is attached as Annex A hereto.

Five additional copies of this letter, including the annexed Proposal and Supporting Statement, are enclosed herewith in accordance with Rule 14a-8(j). The Company expects to file its definitive proxy statement on February 21, 2002.

We believe that the Proposal may be excluded from the Proxy Statement for each of the following reasons, which are discussed in more detail below:

(i) the Proposal relates to the Company's ordinary business operations and may be excluded pursuant to Rule 14a-8(i)(7); and

(ii) the Supporting Statement is misleading, so the Proposal may be excluded pursuant to Rules 14a-8(i)(3) and 14a-9.

I. Background

The Company is a leading global investment banking and securities firm that provides a wide range of services worldwide to a substantial and diversified client base. The Company's Global Investment Research Division (the "*Research Division*") is integral to the Company's business. The Research Division provides fundamental research on economies, equity markets, commodities markets, industries and companies on a worldwide basis, and employs a team approach that provides research coverage of over 2,250 companies worldwide, over 50 economies and 25 stock markets. (Research professionals in other departments provide research on debt markets.) The Company believes that the Research Division is a significant factor in its strong competitive position.

The Research Division serves two main client groups: internal clients such as the sales and trading areas and external clients, which are primarily institutional investors such as pension and mutual funds, as well as high net worth individuals. The Company's strategy is to be recognized universally as providing value-added research services.

II. The Proposal Deals with a Matter Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) under the Exchange Act permits the exclusion of a shareholder proposal from a company's proxy statement if it deals with a matter relating to the company's ordinary business operations. The Securities and Exchange Commission (the "*Commission*") has stated that the purpose of Rule 14a-8(i)(7) is to confine the resolution of ordinary business problems to management and the issuer's board of directors. See SEC Release No. 34-40,018, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80,539 (May 21, 1998) (the "*Release*"). The Release outlined two central considerations on which this policy for exclusion rests: (i) the subject matter of the proposal and (ii) the degree to which the proposal seeks to "micro-manage" the company. See Release, at 80, 539-40. We think that the Proposal meets both of these considerations and can be excluded under Rule 14a-8(i)(7).

A. *The Proposal Relates to Tasks That Are Fundamental to Management's Ability to Run the Company*

"Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Id. The Proposal would rigidly constrain management decisions relating to the compensation of employees and the staffing of client engagements. It would be hard to imagine functions that fall more squarely within the category of matters that are fundamental to management's day-to-day ability to run the Company.

Employee security ownership and trading policies are integral to the operation of a global investment banking and securities firm. These policies have numerous objectives, such as preventing the misuse of inside information, creating effective information barriers and avoiding conflicts of interest. These policies may, and do, vary from business unit to business unit depending on the goals to be achieved by the policies. We believe that the implementation of employee security ownership and trading policies is fundamental to the day-to-day management of an investment banking and securities firm. The policies applicable to each class of employees – including research analysts – are not fixed for all time, but instead are subject to periodic review and change. Management must be given the ability to implement such policies as it determines appropriate in light of the existing circumstances. Moreover, inflexible requirements as to policies applicable to a particular class of employees may adversely affect management's ability to attract and retain highly qualified personnel, thereby adversely affecting management's ability to manage the business.

The Company underwrites securities for hundreds of issuers worldwide, involving dozens of different types of securities. These underwritings run the gamut from initial public offerings to offerings of investment grade debt securities for Fortune 100 companies. A decision as to which of the Company's personnel will be involved in a particular offering is a quintessential example of a fundamental day-to-day business decision.

The Commission has stated that the wages a company pays to its non-executive employees (such as the analysts employed by the Research Division) are a specific business decision normally left to the discretion of management. See SEC Release No. 34-39,093, [1997 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 85,961, at 89,853 (Sep. 18, 1997). Moreover, the manner in which employees are compensated has long been recognized by the staff as involving an area that is fundamental to management's ability to run a company on a day-to-day basis and not susceptible to shareholder oversight. See, e.g., *The Walt Disney Company* (Oct. 26, 1999); *AT&T Corp.* (Feb. 9, 2000 and Feb. 28, 2000); *American Home Products Corp.* (Feb. 24, 2000); *Merck & Co., Inc.* (March 6, 2000); *Xerox Corp.* (March 31, 2000); and *MBNA Corp.* (Feb. 23, 2000).

B. ***The Proposal Seeks to "Micro-Manage" the Company***

As noted above, the Proposal deals with employee security ownership and trading policies, the use of the Research Division to facilitate securities underwritings and employee compensation matters. We believe that these are clearly complex issues about which the shareholders of the Company, as a group and in their capacity as shareholders, are not in a position to make an informed judgment.

Employee security ownership and trading policies require a careful, sensitive balancing of many factors, including the requirements of the federal securities laws and rules of stock exchanges and other self-regulatory organizations, reputational concerns that may be raised by employee trading and the needs of employees to provide for their future financial needs. Among other things, management must balance concerns of potential conflicts of interest or appearances of impropriety with the Company's need to attract and retain employees by permitting them to invest effectively, whether for their retirement, their children's education or otherwise. The Company's shareholders, as a group and in their capacity as shareholders, are simply not in a position to make these types of judgments.

The Company stresses its team approach to servicing its clients and, in particular, on its use of all available resources to achieve best execution for a client. As discussed above, each underwriting assignment is unique. In determining how best to effect an underwriting, management will consider, among other things, the issuer, the type of security and the type and number of potential purchasers. The use (or non-use) of a member of the Research Division to act as a resource in connection with a securities offering will depend on these and other factors. The shareholders of the Company, as a group and in their capacity as shareholders, do not have sufficient information about each underwriting to make that judgment.

As noted above, the Commission and the staff have long recognized that the shareholders of a company, as a group, are not in a position to determine the compensation of employees. See the authority cited in Section II.A above.

C. *The Proposal Does Not Relate to a Significant Policy Issue*

The Commission has indicated that a shareholder proposal that would normally be excludable as dealing with a matter relating to a company's ordinary business operations may not be excludable if it raises significant social policy issues. See Release, at 80, 539. For the reasons discussed below, we do not believe that the Proposal raises a significant social policy issue.

The Proposal reflects one shareholder's view of how a financial services company should supervise, utilize and compensate analysts. These matters, individually and as a whole, do not implicate any important social policy. The matters on which the Proposal focuses lack the broad social impact of the types of issues that the staff has in the past determined raise important social issues. See, e.g., Release No. 34-39,093, [1997 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 85,961, at 89,857 (Sept. 18, 1997) (citing plant closings, the manufacture of tobacco, executive compensation and golden parachutes as raising significant social policy issues). Rather, the subject matter of the Proposal (i.e., how the Company supervises, utilizes and compensates analysts) is more akin to many shareholder proposals that the staff has determined are excludable under Rule 14a-8(i)(7). See, e.g., *Time Warner Inc.* (February 24, 1997) (proposal for company to research effects of its cartoon characters on children) and *The Walt Disney Company* (November 10, 1997) (proposal for board to review and report on portrayal of tobacco use). The issues raised by the Proposal and Supporting Statement relate to core management tasks in the investment banking and securities industry and therefore do not "transcend" day-to-day business matters.

III. The Supporting Statement Contains Misleading Statements.

Rule 14a-9 under the Exchange Act prohibits, among other things, the inclusion within proxy materials of statements that are false or misleading with respect to any material fact or that omit to state any material fact necessary to make statements made therein not false or misleading. Rule 14a-8(i)(3) permits the omission from a proxy statement of a proposal if the proposal or the accompanying supporting statement are contrary to any of the Commission's proxy rules, including Rule 14a-9. The Supporting Statement contains a number of vague and misleading statements with respect to material facts.

The first two paragraphs of the Supporting Statement refer to "testimony provided to a June 2001 House subcommittee", which is obviously intended to add extra weight to the Proposal. The Supporting Statement does not, however, disclose that such testimony was given by Mr. Damon Silvers, the Associate General Counsel of the AFL-CIO, on behalf of the AFL-CIO, and is therefore not independent support for the Proponent's position. Moreover, no support for the claims made in the last two sentences of the second paragraph of the Supporting Statement is included in the publicly available transcript of Mr. Silvers' testimony, and there is no indication in the Supporting Statement as to where this information came from.

Moreover, the implication of the first two paragraphs of the Supporting Statement is that the compensation of the Company's research analysts is somehow formulaically determined based on the result of the investment banking business they "generate". This implication is not true: we have been informed by the Company that the compensation of the Company's research analysts is not formulaically tied to investment banking business that they generate.

The third paragraph of the Supporting Statement refers to "academic studies at Cornell and Stanford" and to "CFO Magazine" without giving exact citations that would allow shareholders to verify the claims made and to evaluate their weight in a broader context. Shareholders could not cast an informed vote on the Proposal without having the opportunity to read the academic studies and article that are cited in the Supporting Statement. The Staff has repeatedly required shareholder proponents to provide factual support in the form of a citation to a specific source or to delete language for failure to provide such support. See, e.g., *APW Ltd.* (Oct. 17, 2001); *Southwest Airlines Co.* (March 13, 2001) (Chevedden proposal); and *Northrop Grumman Corp.* (Feb. 16, 2001) (Anduha proposal).

Finally, the last sentence of the Supporting Statement contains a statement that is materially misleading. First, the sentence provides no detail as to what arbitration it relates to. As a result, neither any shareholder nor the Company is in a position to attempt to verify the statement. Second, we have been informed by the Company that it is unaware of any arbitration award that has been granted against the Company by an arbitration panel of the National Association of Securities Dealers Inc. on the basis alleged in the Supporting Statement. The Company assumes that the Supporting Statement is referring to a recent award in a customer arbitration which included claims concerning the Company's research coverage of a particular issuer's securities. In its decision, the arbitration panel awarded the claimants less than 10% of the amount sought; the award provided no discussion or reasoning as to the basis of the decision. Thus, it is mere conjecture as to why or on what basis the arbitrators decided the matter, but in light of the fact that the panel made no award against, or findings with respect to, the respondent research analyst, if any reasonable inference is possible, it would be that the award was not premised on any issue relating to the integrity of the Company's research.

Moreover, this statement is materially misleading in that it implies that the Proposal should be adopted by shareholders because the Company has committed specific past transgressions. Note (b) to Rule 14a-9 states that "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be misleading. This note is clearly applicable to the last sentence in the Supporting Statement.

* * *

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter, of its intention to omit the Proposal and Supporting Statement from the Proxy Statement.

We hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposal and Supporting Statement are excluded from the Company's Proxy Statement for the reasons set forth above. If the staff disagrees with the Company's conclusions regarding the exclusion of the Proposal and Supporting Statement, or if any additional submissions are desired in support of the Company's position, we would appreciate an opportunity to speak with you by telephone prior to the issuance of a written response. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 558–3755, Brian E. Hamilton at (212) 558–4801 or Bernd Bohr at (212) 558–7381.

Very truly yours,

Robert W. Reeder/AK

Robert W. Reeder

cc: Gregory K. Palm
Esta E. Stecher
Kenneth L. Josselyn
James B. McHugh
(Goldman, Sachs & Co.)

Annex A

Proposal and Supporting Statement

Shareholder Resolution

RESOLVED, that the shareholders of Goldman Sachs Group Inc. ("Goldman") urge the Board of Directors to adopt, implement, and enforce a code of conduct governing the independence of Goldman's securities analysts.

Such a code should ban (1) analyst ownership of covered securities, (2) involvement of analysts in underwriting sales teams, and (3) linking analyst compensation to the financial performance of Goldman's investment banking business.

Supporting Statement

Securities analysts whose employers also provide corporate finance services—"sell-side" analysts—are coming under fire for providing biased advice. Testimony provided to a June 2001 House subcommittee hearing highlighted the pressures analysts face from the corporate finance divisions of their firms, which generate lucrative fees.

Specifically, congressional testimony showed that analyst compensation is increasingly becoming tied to the investment banking business they generate. Many analysts assist their firm's underwriting activities, including participating in road shows and initiating research coverage on prospective investment banking clients. In addition, nearly one-third of analysts surveyed owned the securities they covered in research reports. Often, that stock was acquired at low prices before the companies went public.

Academic studies at Cornell and Stanford found that analysts' recommendations on a firm's securities are influenced by whether their employer serves as an underwriter for the firm. CFO Magazine reported that analysts who work for full-service financial services firms provide 6% higher earnings forecasts and 25% more "buy" recommendations than analysts at firms that do not provide corporate finance services.

Appropriate analyst compensation policy is central to ensuring analyst independence. Goldman has endorsed the best practices formulated by the Securities Industry Association (SIA), which provides that analyst's pay should not be directly linked to specific investment banking transactions. In our opinion, these SIA best practices would permit analyst compensation to be indirectly linked to specific investment banking transactions, and directly linked to the success of a firm's overall investment banking activities.

With regard to the involvement of analysts in underwriting sales teams, the SIA best practices are silent. In our opinion, the participation of analysts in road shows or other efforts to market underwritten securities has the appearance of a conflict of interest. Goldman should be a leader in ensuring the integrity of its analysis; this kind of leadership has historically been at the core of Goldman's business strategy.

Goldman recently adopted a policy requiring analysts to disclose if they own securities covered by their research reports. In our opinion, such conflicts of interest need to be minimized or eliminated, not simply disclosed. Several firms including Merrill Lynch and Credit Suisse First Boston have adopted policies prohibiting analysts from buying shares issued by companies they cover.

Analyst conflicts of interest create potential legal liabilities. Goldman has been named in a class action lawsuit alleging that analysts issued "buy" recommendations to obtain investment banking business and boost the price of stocks they acquired prior to the companies initial public offerings. A National Association of Securities Dealers arbitration panel awarded a Goldman client $400,000 in a case alleging Goldman provided biased advice.

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
http://www.aflcio.org

December 19, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by the Goldman Sachs Group, Inc. to omit shareholder proposal submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFL-CIO Reserve Fund (the "Fund") submitted a non-binding shareholder proposal (the "Proposal") to The Goldman Sachs Group ("Goldman Sachs" or the "Company"). The Proposal asks Goldman Sachs to adopt a code of conduct relating to the independence of the Company's securities analysts. Specifically, the Proposal requests that Goldman Sachs ban (1) analyst ownership of covered securities, (2) involvement of analysts in underwriting sales teams, and (3) linking analyst compensation to the financial performance of the Company's investment banking division.

In a letter to the Commission dated December 3, 2001 (the "No-Action Request"), Goldman Sachs stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2002 annual meeting of shareholders. Goldman Sachs argues that the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations. As set forth more fully herein, the Proposal may not be omitted pursuant to Rule 14a-8(i)(7) because analyst independence is a significant policy issue. Goldman Sachs also contends that portions of the Proposal are false and misleading and thus excludable under Rule 14a-8(i)(3). The Fund disagrees that any portion of the Proposal or supporting statement is false or misleading, although it is willing to clarify certain information if the Commission so requires.

Background

The issue of analyst independence first emerged in the mid-1970s, when the deregulation of brokerage commissions led financial services firms to focus on alternative revenue streams such as investment banking and asset management. According to an article in the October 2001 issue of Institutional Investor, research soon "became a loss leader rather than a revenue driver" while investment banking was "booming." (Justin Schack, "The Pioneers," Institutional Investor, Oct. 2001, at 104)

Beginning in the mid-1990s, analysts became prized by firms for their ability to attract corporate finance clients. Companies directed business to firms whose analysts issued favorable recommendations on their securities, and analysts' compensation and stature grew along with the investment banking business they generated. (Id.) Stock prices, especially in the technology sector, rose to astronomical heights. By the end of the 1990s, 70% of stocks were rating "buy" and only 1% were rated "sell." (Stephen Barr, "The Hard Sell: Can Regulators Put an End to Improper Collaboration Between Analysts and Investment Bankers?" CFO: The Magazine for Senior Financial Executives 74 (Nov. 2001)) Increasingly, individual as well as institutional investors had access to and used analyst reports.

Then, in 2000, the "tech bubble" burst; in the period from March 2000 through September 2001, U.S. equities lost $6 trillion. However, some analysts maintained "buy" or "strong buy" ratings on stocks whose value kept decreasing, in some cases to zero as companies filed for bankruptcy or liquidated assets to satisfy creditors' claims.

In 2001, investors, the media, regulators and members of Congress began asking how analysts could been so spectacularly wrong. Attention focused on the existence of analyst conflicts of interest. Media accounts began to focus on the conflicts of interest stemming from analysts' compensation arrangements and relationships with the investment banking divisions of their firms. These criticisms found support in studies showing that highly rated stocks underperformed stocks that were not rated as highly, (see Roni Michaely & Kent Womack, "Conflict of Interest and the Credibility of Underwriter Analyst Recommendations," The Review of Financial Studies 653 (Special 1999); "Virtue as its Own Reward," The Economist, Sept. 8, 2001), and that analysts whose firms had investment banking relationships with companies under coverage were more optimistic than independent analysts. (See Hsiou-wei Lin & Maureen F. McNichols, "Underwriting Relationships, Analysts' Earnings Forecasts and Investment Recommendations," Journal of Accounting & Economics 25 (1998))

Regulators followed suit. On April 19, 2001, Laura Unger, then acting chair of the Commission, urged the industry in a speech to begin rectifying what she characterized as analysts' conflicts of interest. On May 17, the House subcommittee on capital markets held hearings on the effect of Regulation FD on analysts' activities. In June, the Commission issued an "investor alert" highlighting analysts' potential conflicts of interest, suggesting that disclosure on the issue may be in "code" and recommending that investors not rely on analyst recommendations alone.

Investors started seeking redress from allegedly conflicted analysts and their employers for recommending strategies that led to large losses. On July 20, Merrill Lynch paid $400,000 to settle an arbitration case filed by a client who claimed that the recommendations of the firm's Internet analyst, Henry Blodget, were tainted by conflicts of interest. (Tim Huber & Kevin Maler, "In the Cross Hairs: Stock Analysts at Many Firms, Including Dain and Piper, are in the Spotlight After the Market--and Their Recommendations—Went Bust," St. Paul Pioneer Press, Aug. 19, 2001, at D1) A federal-court case seeking class-action certification was brought against Morgan Stanley's Mary Meeker; the British newspaper The Guardian reported that it was "inspired by recent compensation awards by Goldman Sachs and Merrill Lynch." (Richard Wray, "UK dot.com Victims to Sue," The Guardian, Aug. 17, 2001, available on media.guardian.co.uk/ dotcoms/story/ 0,7521, 538420,00.html).

In mid-2001, shortly before a second round of congressional hearings, the industry responded to these criticisms. On June 12, the Securities Industry Association issued voluntary "best practices" guidelines for analysts. The SIA guidelines recommend that firms not tie analysts' compensation to specific investment banking transactions, and do not address analyst participation in underwriting activities.

The SIA's guidelines, which are non-binding and lack an enforcement mechanism, were widely criticized. An article in Fortune magazine—noting "That Wall Street even acknowledges a problem underscores how tarnished its reputation has become"—attacked the SIA guidelines as "offer[ing] only a light salve." Fortune focused on the fact that the guidelines do not prohibit firms from tying analyst compensation to the success of the investment banking division or from allowing analysts to "hawk[] IPOs." Rep. Baker, chair of the House subcommittee on capital markets, characterized the SIA guidelines as follows: "It's like saying, 'We're sending the check by Greyhound bus instead of FedEx.'" (Shawn Tully, "Is Wall Street Serious About Reform?" Fortune, July 9, 2001, at 90)

Shortly thereafter, the National Association of Securities Dealers proposed a rule for member firms that also focused on disclosure of analyst and firm conflicts of interest. Merrill Lynch announced that analysts would not be permitted to buy stock in companies they cover and would be required to sell the stock they already own, put it in a non-discretionary account or disclose the holdings in future research reports. Edward Jones & Co. and Credit Suisse First Boston quickly followed suit.

On June 12, the House subcommittee on capital markets heard testimony on analyst independence for a second time. On July 31, at a third hearing convened by the subcommittee, acting Commission chair Laura Unger released the results of a Commission survey of analysts. Ms. Unger opened her testimony by stating, "It is fair to say that it has not been a banner few months for analysts. To put it mildly, the profession has been the subject of rather intense public scrutiny." She referred to the "almost countless press reports" on the subject of analyst independence.

Her testimony painted a picture of analysts dominated by the investment banking units of their firms, pre-IPO investments by analysts who subsequently covered the public security and issued "buy" recommendations, analysts trading against their own recommendations, poor compliance systems, unclear rating terminology and uneven disclosure of conflicts of interest, among other practices. (Testimony is available at www.sec.gov/news/ testimony/073101tslu.htm)

The demise this autumn of Enron Corporation has continued the public scrutiny of analyst independence. In recent years, analysts were enthusiastic about Enron, even though they admitted they did not fully understand the company's complex accounting and even though the company was not forthcoming about certain off-balance-sheet arrangements and valuation techniques. Even after Enron revealed accounting irregularities that prompted a crisis of investor confidence, 10 of 17 analysts following the stock had a "strong buy" or equivalent rating on the stock. (Susanne Craig & Jonathan Weil, "Most Analysts Remain Plugged in to Enron," The Wall Street Journal, Oct. 26, 2001 at C1)

An article in The Wall Street Journal opined, "The bullish treatment is the latest and one of the most high-profile examples of Wall Street taking a glass half full stance, despite what in retrospect seems to be ample warning that a less-enthusiastic approach was warranted." The article noted that some analysts owned Enron stock while many others worked for firms that derived investment banking revenues from Enron. The article focused on several analysts, including Goldman Sachs analyst David Fleischer. (Id.)

At a joint hearing of two subcommittees of the House Financial Services Committee on December 12, members of Congress blasted analysts for rating Enron so highly despite its lack of disclosure and undecipherable accounting. Additional testimony on analyst independence, focusing specifically on Enron, was heard by the subcommittee on consumer affairs, foreign commerce and travel of the Senate Commerce Committee on December 18. The CEOs of the Motley Fool and the Precursor Group, among others, along with Columbia Law School professor John Coffee, testified about the conflicts of interest that compromised analysts' objectivity about Enron. Additional hearings before the House Financial Services Committee will be held in early 2002.

Analysis

Ordinary Business

Rule 14a-8(i)(7) permits a company to exclude a proposal if it "deals with a matter relating to the company's ordinary business operations." The Commission has stated that a proposal that is otherwise excludable under the ordinary business exclusion is includable, however, if it raises a significant policy issue. (Securities Exchange Act Release No. 40,018 (May 21, 1998)).

Goldman Sachs contends that the Proposal does not raise a significant policy issue. To that end, Goldman Sachs likens the issue of analyst independence to the portrayal of tobacco use in films and television programs, and the effect of certain cartoon characters on the prevalence of teasing and bullying among children, two subjects the staff has held constitute ordinary business. (See No-Action Request at 6 (citing Time Warner Inc. (Feb. 24, 1997) (cartoon characters) and The Walt Disney Company (Nov. 10, 1997) (tobacco use)). Those letters, however, are inapposite.

In The Walt Disney Company, the registrant argued simply that the proposal dealt with the content of its entertainment products, a subject the Commission has consistently held to be ordinary business, and did not address the absence of a significant policy issue. The proponents did not submit a rebuttal. The staff permitted omission of the proposal because it related to "the nature, presentation and content of programming and film production." Similarly, in Time Warner, the registrant, after contending that the proposal was excludable because it focused on the presentation and content of its animation products, stated conclusorily that no "overriding policy issues" were implicated. The proponent did not address the issue in his response, and the staff allowed exclusion on the same ground it relied upon in Walt Disney. Accordingly, neither letter stands for the proposition for which Goldman Sachs cites it.

More fundamentally, the issue of analyst independence has generated far more public attention and debate than the effect of Porky Pig on childhood bullying or tobacco product placements in films and television programs. As described above, this year has seen a myriad of legislative and regulatory initiatives on the subject, from congressional hearings to the NASD's proposed rule change. The Commission's own activities, which have included issuing an investor alert, conducting an analyst survey and testifying before Congress, reinforce the importance of analyst independence to the investing public and the integrity of the capital markets.

The debate over independence has also spurred an industry response, albeit one the Fund believes is inadequate to deal with the problem. Media coverage of the issue has also been frequent and widespread, ranging from financially-oriented publications like the The Wall Street Journal and The Economist to more general media outlets such as USA Today. It appears likely, especially in light of the recent events at Enron Corporation, that the debate over analyst independence will remain active for the foreseeable future. Further congressional hearings on the subject are planned for early 2002.

In terms of the amount and intensity of public attention and debate, analyst independence compares favorably to subjects the staff has in recent years found to implicate significant policy issues. For example, in International Business Machines Corporation (Feb. 16, 2000), the staff held that a proposal addressing IBM's conversion of its pension plan from a traditional defined benefit plan to a cash balance plan was not excludable because it raised "significant social and corporate policy issues." The proponents pointed to congressional hearings, investigations by regulators, "intense public scrutiny and vast media attention" in successfully arguing that the proposal raised significant policy issues. As set forth above, those same factors are present in the case of analyst independence.

Goldman Sachs makes much of the fact that the proposed analyst code of conduct addresses analyst compensation, citing a number of no-action letters issued with respect to proposals dealing solely with non-executive compensation. (See No-Action Request at 4) Unlike the proposals in those letters, the element of the Proposal that deals with analyst compensation is only one component of a larger proposed program of reform. In other words, analyst compensation is not the main thrust of the Proposal.

The staff has recognized this difference in the past, requiring companies to include proposals seeking the adoption of codes of conduct relating to human rights and labor standards in a company's own operations or those of its suppliers. (See, e.g., PPG Industries, Inc. (Jan. 22, 2001); Kmart Corporation (Mar. 16, 2001); McDonald's Corporation (Mar. 16, 2001)) Like the analyst code of conduct proposed in the Proposal, these kinds of codes often deal with matters such as workplace practices that, on their own and in another context, might be deemed ordinary business. Such codes of conduct are held not to relate to ordinary business, however, because on the whole they raise significant policy issues involving sweatshops and the exploitation of workers. Here, too, even though the Proposal touches on analyst compensation, its main purpose is to urge Goldman Sachs to make needed reforms to address the significant policy issue of analyst independence.

In sum, it is clear from the widespread public debate—including media attention, investor litigation and legislative and regulatory initiatives—that analyst independence is a significant policy issue. Accordingly, the Proposal should not be omitted pursuant to Rule 14a-8(i)(7).

False or Misleading Statements

Rule 14a-8(i)(3) allows a company to exclude from its proxy statement a proposal that is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements. Goldman Sachs characterizes several statements in the Proposal's supporting statement as false or misleading. Its arguments are in the main without merit.

First, Goldman Sachs objects to the second paragraph of the supporting statement, which cites "congressional testimony" regarding a variety of analyst conflicts of interest. Specifically, Goldman Sachs claims that the Fund is bootstrapping by citing the testimony I gave to the House subcommittee on capital markets regarding analyst independence issues, then argues that the material is misleading because my testimony does not support the assertions contained in the last two sentences of the paragraph.

The testimony cited in the Proposal, however, is that of acting Commission chair Laura Unger, which is discussed in some detail above in the "Background" section. Her testimony can be obtained on the Commission's web site. The Fund did not wish to imply Commission endorsement of the Proposal, and so omitted Ms. Unger's name and affiliation from the supporting statement. It would gladly make her identity clear if the staff believes such amendment is necessary to make the Proposal not misleading.

With respect to the statistic set forth in the last two paragraphs, one correction may be in order. Chairwoman Unger testified that 16 of 57 analysts surveyed by the Commission owned pre-IPO stock in companies under coverage. The statistic in the Proposal thus inadvertently understates the extent of analyst ownership of pre-IPO stock, although technically the statistic is true. For the sake of clarity, however, the penultimate sentence of the paragraph should state that "nearly one-third of analysts surveyed owned pre-IPO stock in companies they covered in research reports." The last sentence of the paragraph should be omitted.

Second, Goldman Sachs argues that the Proposal's supporting statement implies that analysts' compensation is "formulaically" determined based on the amount of investment banking business they generate. The part of the supporting statement to which Goldman Sachs objects describes the results of a Commission survey of analysts, which found that in some cases analyst compensation is tied, directly or indirectly, to investment banking results; it does not state that any particular practice is engaged in by Goldman Sachs. Indeed, Goldman Sachs is free to argue that the Proposal is moot if it has already implemented the requested reforms. The appropriate place for the argument that Goldman Sachs' compensation is not "formulaically" tied to the results of investment banking activities properly belongs in Goldman Sachs' statement in opposition to the Proposal.

Third, Goldman Sachs objects to references to academic studies at Cornell and Stanford and a CFO magazine article, which are enclosed. Providing such citations now would require significant revision of the Proposal, since the Proposal already consists of 500 words; other portions of the Proposal would thus have to be revised or eliminated, which could itself render the Proposal or supporting statement misleading. If the staff believes that the Fund should revise the Proposal to include either authors' names (which would enable a shareholder to find the studies and article on LEXIS/NEXIS) or the full citations, the Fund requests a short period in which to reduce the length of the Proposal and resubmit the Proposal to Goldman Sachs. The Fund also requests that Goldman Sachs be precluded from seeking no-action relief following submission of the revised Proposal on the ground that it constitutes a new and untimely proposal.

Finally, Goldman Sachs complains that the last sentence of the last paragraph of the supporting statement is misleading because it does not provide certain details about the arbitration proceeding against Goldman Sachs. The Fund obtained its information from a news report (enclosed) of a $400,000 arbitration award against Goldman Sachs in favor of members of the Hunt family who claimed they were misled by reports by Goldman Sachs' analysts. Contrary to Goldman Sachs' assertion that "the award provided no discussion or reasoning as to the basis of the decision," the press account reports that the arbitration panel found that Goldman Sachs had been negligent and misrepresented facts.

Goldman Sachs' argument that the dismissal of claims against the individual analyst shows that the integrity of its analysis was not at issue is specious—it is possible that the claim advanced by the Hunts did not allow for individual analyst liability, or the arbitrator could have found fault with Goldman Sachs' structural protections rather than the behavior of an individual analyst. It is also irrelevant to the subject of the Proposal, which is aimed at Goldman Sachs' firmwide practices rather than any individual analyst's conduct. In any event, the statement in opposition is the appropriate place for Goldman Sachs to urge a particular interpretation of the award.

Relatedly, Goldman Sachs also claims that the discussion of the arbitration award against it implies that the Proposal's code of conduct is warranted because of past transgressions and thus violates Note (b) to Rule 14a-9, which prohibits a proposal from impugning character, integrity or personal reputation or directly or indirectly making charges concerning improper, illegal or immoral conduct without factual foundation. The Proposal reports the existence of an award against Goldman Sachs in an arbitration charging that investors were misled by conflicted analysts' reports. This is a fact. The reporting of this fact does not impugn the character, integrity or personal reputation of Goldman Sachs or any individual connected with Goldman Sachs. Therefore, Note (b) does not require deletion of the discussion of the arbitration award.

* * * * *

In conclusion, Goldman Sachs should not be permitted to exclude the Proposal pursuant to Rule 14a-8(i)(7) or (i)(3). If you have any questions or need additional information, please do not hesitate to call me at (202) 637-3953.

Very truly yours,

Damon Silvers
Associate General Counsel

Cc: Robert W. Reeder

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 15, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Goldman Sachs Group, Inc.
Incoming letter dated December 3, 2001

The proposal requests that the board of directors adopt, implement and enforce a code of conduct governing the independence of Goldman Sachs's securities analysts.

We are unable to concur in your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(7). That provision permits the omission of a proposal that deals with a matter relating to the ordinary business operations of a registrant. In view of the widespread public debate concerning analyst independence and the increasing recognition that this issue raises significant policy issues, we do not believe that Goldman Sachs may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Goldman Sachs may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be false and misleading under rule 14a-9. In our view, the proponent must:

- delete the sentence that begins "Often, that stock . . ." and ends ". . . went public;"
- provide factual support in the form of citations for the references to the Cornell and Stanford studies and to CFO Magazine; and
- delete the sentence that begins "A National Association . . ." and ends ". . . biased advice."

Accordingly, unless the proponent provides Goldman Sachs with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Goldman Sachs omits only those portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor